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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SPANISH BROADCASTING SYSTEM, INC.

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

846425874

(Cusip Number)

Roy J. Larson, Esq.
Baker & McKenzie
1111 Brickell Avenue
Miami, FL 33131
(305) 789-8906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425874

1.	Name of Reporting Person: Raul Alarcon, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable - See item 4

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,500,000 shares of Class B Common Stock

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 23,500,000 shares of Class B Common Stock

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,500,000 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.6% of Class B Common Stock

14.	Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer.

     The securities to which this Schedule 13D relates are Class A Common Stock, par value $.0001 per share (the “Class A Stock”) and Class B Common Stock, par value $.0001 per share (the “Class B Stock”) of Spanish Broadcasting System, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.

Item 2. Identity and Background.

(a)	The name of the individual filing this statement is Raul Alarcon, Jr. (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.

(c)	The Reporting Person is the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer. The business address of the Issuer is 2601 South Bayshore Drive, SBS Tower, PH II, Coconut Grove, Florida 33133.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

     Not applicable.

Item 4. Purpose of Transaction.

     On August 31, 2004, the Reporting Person entered into a hedging arrangement termed a “prepaid forward agreement” (the “Forward Agreement”) with an unaffiliated third party (the “Purchaser”), whereby the Reporting Person agreed to sell 500,000 shares of Class A Stock for the notional amount of $8.97 per share, subject to adjustment, against which the Reporting Person will receive proceeds of approximately $3,820,000. The Forward Agreement provides that upon its expiration on August 31, 2007 (the “Settlement Date”), the Reporting Person shall be obligated to deliver 500,000 shares of Class A Stock, adjusted downward if such per share value is more than the per share notional amount and equal to or less than the specified ceiling of $10.32.

     On June 7, 2004, the Reporting Person entered into a pledge agreement (the “Pledge Agreement”) with the Purchaser pursuant to which Reporting Person agreed to pledge shares of Class B Stock (the “Pledged Shares”) to the Purchaser in order to secure its obligations under the Forward Agreement. The Pledged Shares shall remain in the name of the Reporting Person, who shall continue to hold voting power and all other rights of a shareholder over the Pledged Shares.

     At the option of the Reporting Person, all or part of the Forward Agreement may be settled by delivery of (i) cash; (ii) the Pledged Shares, which shall automatically convert into the equivalent number of shares of Class A Stock of the Issuer; or (iii) Class A Stock owned by the Reporting Person, which Class A stock may be obtained pursuant to the exercise of stock options, open market acquisitions or otherwise.

     The Reporting Person entered into the Forward Agreement and the Pledge Agreement while not in possession of any material non-public information.

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     Other than as described above, the Reporting Person has no present plans which would result in any of the matters listed in items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person is the beneficial owner of 23,500,000 shares of Class B Stock. Based upon the Company’s most recent public reports, the Reporting Person is the beneficial owner of approximately 93.6% of the Class B Stock.

     (b) The Reporting Person has sole dispositive and voting power over all of the Class B Stock beneficially held by him.

     (c) See item 4.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of the Issuer.

     See item 4. Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the Reporting Person or any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     Not Applicable.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2004.

By:	/s/ Raul Alarcon, Jr.
Raul Alarcon, Jr., Chairman of the Board,
Chief Executive Officer and President of Spanish Broadcasting System, Inc.

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